SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-18298

Unitrin, Inc. 401(k) Savings Plan

A. (Full Title of Plan)

Unitrin, Inc.

One East Wacker Drive

Chicago, IL 60601

B. (Name and Address of Issuer of Securities Held Pursuant to Plan)

Required Information

Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information,” this Annual Report on Form 11-K for the fiscal year ended December 31, 2007, consists of the audited financial statements of the Unitrin, Inc. 401(k) Savings Plan for the year ended December 31, 2007, and the related schedules thereto. The Unitrin, Inc. 401(k) Savings Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information,” the financial statements and schedules furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrative Committee

Unitrin, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Unitrin, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 and the schedule of delinquent participant contributions for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP
Chicago, Illinois
June 27, 2008

Unitrin, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2007 and 2006

(Dollars in Thousands)

	2007	2006
Assets:
Participant-Directed Investments at Fair Value (See Note 3)	$267,090	$255,709
Participant Loans at Unpaid Principal Balance	8,849	11,629
Employer Contributions Receivable	24	70
Participant Contributions Receivable	70	202
Investment Income Receivable	139	—

Net Assets Available for Benefits at Fair Value	276,172	267,610
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts (See Note 1)	370	1,326

Net Assets Available for Benefits	$276,542	$268,936

The Notes to the Financial Statements are an integral part of these financial statements.

Unitrin, Inc. 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2007

(Dollars in Thousands)

Additions to Net Assets Attributed to:
Employer Contributions, Net of Forfeitures of $230	$6,428
Participant Contributions	20,746
Net Appreciation in Fair Value of Investments	3,241
Dividends from Mutual Fund Shares	12,930
Dividends from Collective Trusts	2,280
Interest from Participant Loans	769
Dividends from Common Stock	901

Total Additions to Net Assets	47,295

Deductions From Net Assets Attributed to:
Benefits Provided to Participants	39,353
Investment Expenses	336

Total Deductions from Net Assets	39,689

Increase in Net Assets Available for Benefits	7,606
Net Assets Available for Benefits, Beginning of the Year	268,936

Net Assets Available for Benefits, End of the Year	$276,542

The Notes to the Financial Statements are an integral part of these financial statements.

UNITRIN, INC. 401(k) SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2007 and 2006

Note 1 – Basis of Presentation

The financial statements of the Unitrin, Inc. 401(k) Savings Plan (the “Plan”) included herein have been prepared on an accrual basis under accounting principles generally accepted in the United States of America (“GAAP”).

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Significant Accounting Policies

Investments, except for loans to participants, are stated at fair value. Loans to participants are stated at unpaid principal balances. The Wells Fargo Stable Return Fund G and the Invesco Stable Value Trust are common collective trusts which own fully benefit-responsive investment contracts. The fair values of the Plan’s investments in the Wells Fargo Stable Return Fund G and the Invesco Stable Value Trust are based on the reported fair value of the underlying contracts and also have been adjusted to the reported contract values in the accompanying Statements of Net Assets Available for Benefits. Shares of mutual funds are valued at the net asset value of the shares held by the Plan. Fair values of common stock trusts are valued using quoted market prices of the underlying common stock.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Management fees and operating expense charged to the Plan for investments in certain mutual funds are deducted from income earned and are not separately identified. Consequently, these management fees and operating expenses are recognized as reductions of investment return for such investments. Certain administrative expenses are paid by Unitrin, Inc. (“Unitrin” or the “Company”).

Benefits provided to participants are recorded when paid. Account balances of participants who have elected to withdraw from the Plan, but had not been paid, were $108 thousand and $384 thousand at December 31, 2007 and 2006, respectively.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands

UNITRIN, INC. 401(k) SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2007 and 2006

Note 1 – Basis of Presentation (continued)

disclosures about fair value measurement. SFAS No. 157 is effective for the Plan beginning with its year ending December 31, 2008. The adoption of FAS No. 157 is not expected to have a material impact on the Plan’s Statement of Net Assets Available for Benefits or Statement of Changes in Net Assets Available for Benefits.

Note 2 – Plan Description

The following summary description of the Plan is for general information only. A more detailed description of the Plan provisions is found in the formal Plan document and in summary materials distributed to Plan participants.

The Plan is a defined contribution plan that is available to employees of Unitrin and certain of its subsidiaries (collectively, the “Companies”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Employees of the Companies generally become eligible to participate in the Plan on the first day of the month following the employee’s first full month of employment. Employees of the Companies generally become eligible to receive the Unitrin matching contribution following the employee’s first full year of employment.

Subject to Internal Revenue Code (the “Code”) limitations, participants are allowed to defer and contribute between 1% and 60% of their compensation to the Plan. Unitrin provides a monthly matching contribution of 50% of the first 6% of compensation contributed by the participant. Participants are 100% vested in Company contributions after three years of employment. The Plan provides for 100% vesting of Company contributions in the event of a change of control as defined in the Plan, upon attainment of normal retirement age, death, or disability.

An individual account is maintained by the Plan’s record keeper for each participant and updated with contributions, actual investment income and withdrawals. Each participant may suspend, resume, or change his or her rate of contribution at any time. If certain criteria are met, participants may withdraw all or a portion of their vested account balances, subject to certain restrictions. In addition, participants may borrow from their accounts, subject to certain limitations, at prevailing interest rates as determined by the Plan administrator. Effective April 10, 2007, Wells Fargo Bank, N.A. succeeded the Princeton Retirement Group, Inc., a wholly owned subsidiary of Merrill Lynch & Co. as the Plan’s record keeper. Effective April 10, 2007, Wells Fargo Bank, N.A. succeeded Merrill Lynch Bank and Trust Company, F.S.B. as the Plan’s trustee.

Although the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated at some future date, all participants become 100% vested in benefits earned as of the Plan termination date.

UNITRIN, INC. 401(k) SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2007 and 2006

Note 3 – Investments

All investments are directed by participants and held by the Plan’s trustee. In connection with the change in the Plan’s record keeper, the Plan changed the investment alternatives available to participants of the Plan. Subject to certain limitations, participants were permitted to invest in one or more of the following investments during the time periods indicated.

(i)	certain investment funds sponsored by the Capital Amvescap group of companies:

Invesco Stable Value Trust (January 1, 2007 – April 9, 2007)

Invesco 500 Index Trust (January 1, 2007 – April 9, 2007);

(ii)	certain investment funds sponsored by the Wells Fargo Bank, NA group of companies:

Wells Fargo Stable Return Fund G (April 10, 2007 – December 31, 2007)

Wells Fargo S&P 500 Index Fund G (April 10, 2007 – December 31, 2007);

(iii)	certain investment funds sponsored by the Janus group of companies:

Janus Small Cap Value Instl Fund (April 10, 2007 – December 31, 2007)

Janus Small Cap Value Inv Fund (January 1, 2007 – April 9, 2007)

Janus Overseas Fund (January 1, 2007 – December 31, 2007);

(iv)	a certain investment fund sponsored by the PIMCO Funds group of companies:

PIMCO Total Return Instl Fund (January 1, 2007 – December 31, 2007);

(v)	a certain investment fund sponsored by The Dreyfus Corporation group of companies:

Dreyfus Appreciation Fund, Inc. (January 1, 2007 – December 31, 2007);

(vi)	certain investment fund sponsored by the American Funds group of companies:

American Funds Growth Fund of America R5 (April 10, 2007 – December 31, 2007)

American Funds Growth Fund of America R4 (January 1, 2007 – April 9, 2007);

(vii)	certain investment fund sponsored by the Van Kampen group of companies:

Van Kampen Equity and Income I Fund (April 10, 2007 – December 31, 2007)

Van Kampen Equity and Income A Fund (January 1, 2007 – April 9, 2007);

(viii)	certain investment fund sponsored by the Goldman Sachs group of companies:

Goldman Sachs Mid Cap Value Instl Fund (April 10, 2007 – December 31, 2007)

Goldman Sachs Mid Cap Value A Fund (January 1, 2007 – April 9, 2007);

(ix)	certain investment fund sponsored by the Hotchkis and Wiley group of companies:

Hotchkis and Wiley Large Cap Value I Fund (April 10, 2007 – December 31, 2007)

Hotchkis and Wiley Large Cap Value A Fund (January 1, 2007 – April 9, 2007);

(x)	certain investment fund sponsored by the Allianz Fund group of companies:

Allianz CCM Mid Cap Instl Fund (April 10, 2007 – December 31, 2007)

Allianz CCM Mid Cap A Fund (January 1, 2007 – April 9, 2007);

(xi)	a certain investment fund sponsored by the Baron Assets group of companies:

Baron Small Cap Fund (January 1, 2007 – December 31, 2007);

UNITRIN, INC. 401(k) SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2007 and 2006

Note 3 – Investments (continued)

(xii)	certain investment funds sponsored by the Fidelity Advisor Funds group of companies:

Fidelity Advisor Freedom Inc I (April 10, 2007 – December 31, 2007)

Fidelity Advisor Freedom Inc A (January 1, 2007 – April 9, 2007)

Fidelity Advisor Freedom 2010 I (April 10, 2007 – December 31, 2007)

Fidelity Advisor Freedom 2010 A (January 1, 2007 – April 9, 2007)

Fidelity Advisor Freedom 2020 I (April 10, 2007 – December 31, 2007)

Fidelity Advisor Freedom 2020 A (January 1, 2007 – April 9, 2007)

Fidelity Advisor Freedom 2030 I (April 10, 2007 – December 31, 2007)

Fidelity Advisor Freedom 2030 A (January 1, 2007 – April 9, 2007)

Fidelity Advisor Freedom 2040 I (April 10, 2007 – December 31, 2007)

Fidelity Advisor Freedom 2040 A (January 1, 2007 – April 9, 2007); and

(xiii)	the Unitrin Stock Fund (April 10, 2007 – December 31, 2007); and

(xiv)	the Unitrin Common Stock Trust (January 1, 2007 – April 9, 2007).

At December 31, 2007, the Plan held an investment in the Invesco Stable Value Trust. Effective April 10, 2007, participants were not permitted to make additional investments in the Invesco Stable Value Trust, but were permitted to retain any existing investment in the Invesco Stable Value Trust until January 25, 2008, at which time the investments in the Invesco Stable Value Trust were redeemed and the proceeds were transferred to the Wells Fargo Stable Return Fund G.

In addition to its investment in Unitrin, Inc. common stock, the Unitrin Stock Fund had a $79 thousand investment in the Wells Fargo Short-Term Investment Fund G at December 31, 2007. The Wells Fargo Short-Term Investment Fund G is used to provide liquidity for the Unitrin Stock Fund. The Wells Fargo Short-Term Investment Fund G is not an investment option for participants.

Investments that represent five percent or more of the Plan’s net assets at December 31, 2007 or 2006 were:

(Dollars in Thousands)

	December 31,
Investment	2007	2006
Invesco Stable Value Trust	47,029	60,680
Janus Overseas Fund	38,632	29,081
Dreyfus Appreciation Fund, Inc.	25,275	26,966
Unitrin Stock Fund	23,305	—
Unitrin Common Stock Trust	—	26,067
Wells Fargo S&P 500 Index Fund G	19,863	—
American Funds Growth Fund of America R5	19,336	—
PIMCO Total Return Instl Fund	15,444	14,059
Van Kampen Equity and Income I Fund	14,869	—
Janus Small Cap Value Inv Fund	—	13,348
Van Kampen Equity and Income A Fund	—	14,636
American Funds Growth Fund of America R4	—	18,979
Invesco 500 Index Trust	—	19,055

UNITRIN, INC. 401(k) SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2007 and 2006

Note 3 – Investments (continued)

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated or depreciated in value as follows:

(Dollars in Thousands)

Investment
Janus Overseas Fund	$4,646
Allianz CCM Mid Cap A Fund	1,165
American Funds Growth Fund of America R4	1,014
Janus Small Cap Value Inv Fund	745
Hotchkis and Wiley Large Cap Value A Fund	719
Dreyfus Appreciation Fund, Inc.	621
Wells Fargo S&P 500 Index Fund G	558
Van Kampen Equity and Income A Fund	479
Invesco 500 Index Trust	457
PIMCO Total Return Instl Fund	436
Goldman Sachs Mid Cap Value A Fund	428
Invesco Stable Value Trust	330
Wells Fargo Stable Return Fund G	269
Baron Small Cap Fund	83
Fidelity Advisor Freedom 2020 A	77
Fidelity Advisor Freedom 2040 A	42
Fidelity Advisor Freedom 2010 A	41
Fidelity Advisor Freedom 2030 A	35
Fidelity Advisor Freedom Inc A	4
Fidelity Advisor Freedom Inc I	(7)
Fidelity Advisor Freedom 2010 I	(13)
Fidelity Advisor Freedom 2040 I	(20)
Fidelity Advisor Freedom 2030 I	(26)
Fidelity Advisor Freedom 2020 I	(31)
Allianz CCM Mid Cap Instl Fund	(122)
American Funds Growth Fund of America R5	(361)
Van Kampen Equity and Income I Fund	(958)
Goldman Sachs Mid Cap Value Instl Fund	(990)
Unitrin Stock Fund	(1,000)
Janus Small Cap Value Instl Fund	(2,349)
Hotchkis and Wiley Large Cap Value I Fund	(3,031)

Net Appreciation in Fair Value of Investments	$3,241

Additional information concerning the above listed investments is contained in the prospectuses and financial statements of the funds.

UNITRIN, INC. 401(k) SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2007 and 2006

Note 4 – Federal Income Tax Status

The Plan is exempt from income taxes under Section 401(a) of the Code. The Plan obtained a favorable determination letter dated October 29, 2002 from the Internal Revenue Service (the “IRS”). Subsequent to the receipt of the determination letter, the Plan was restated in its entirety, effective April 1, 2007. The Plan has applied for, but has not yet received, a new determination letter. The Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be exempt from income taxes. Accordingly, no provision for income taxes has been included in the accompanying financial statements.

Under Federal income tax statutes, regulations and interpretations, income taxes on amounts that a participant accumulates in the Plan are deferred and therefore not included in the participant’s taxable income until those amounts are actually distributed. Except for certain contributions made prior to April 1, 1993, contributions are considered pre-tax deposits and are not subject to Federal income taxes at the time of contribution. Prior to April 1, 1993, certain contributions were made on an after-tax basis and are not subject to income tax when they are distributed to the participant because they have already been taxed. A participant’s account balance, except for after-tax contributions made prior to April 1, 1993, is taxable income and generally is taxed at ordinary income tax rates when distributed. However, favorable tax treatment through special averaging provisions may apply to participants of a certain age. An additional 10 percent Federal income tax penalty may be imposed on all taxable income distributed to a participant unless the distribution meets certain requirements contained within Section 72 of the Code.

Taxable distributions from the Plan generally are subject to a 20 percent Federal income tax withholding unless directly rolled over into another eligible employer plan or Individual Retirement Account. Distributions of shares of Unitrin common stock generally are not subject to the 20 percent withholding, and special tax rules may apply to the calculation of “net unrealized appreciation” on such stock.

If the Code and the Plan’s requirements concerning loans to participants are satisfied, the amounts of the loans will not be treated as a taxable distribution. If, however, the loan requirements are not satisfied and a default occurs, the loans will be treated as distributions from the Plan for Federal income tax purposes, and the tax consequences discussed above for distributions may apply. Interest payments made on the loans are generally not tax deductible.

Note 5 – Related Parties

Beginning April 10, 2007, participants are permitted to invest in certain investment funds sponsored by the Wells Fargo Bank, N.A. group of companies.

One of Unitrin’s directors, Mr. Fayez Sarofim, is the Chairman of the Board, President and majority shareholder of Fayez Sarofim & Co. (“FS&C”), a registered investment advisory firm. FS&C is a sub-investment adviser of the Dreyfus Appreciation Fund, Inc., which is an investment option in the Plan.

UNITRIN, INC. 401(k) SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2007 and 2006

Note 5 – Related Parties (continued)

At December 31, 2007 and 2006, Plan assets included 473,992 shares and 520,188 shares of Unitrin common stock, respectively, at aggregate fair values of $22.7 million and $26.1 million, respectively. The Plan recorded dividends of $0.9 million from participants’ investments in the Unitrin Stock Fund for the year ended December 31, 2007 and $0.9 million from participant’s investments in the Unitrin Common Stock Trust for the year ended December 31, 2006.

Note 6 – Nonexempt Transactions

The Company did not remit certain participant contributions and loan repayments totaling $2,287 in 2007 within the timeframe required by Department of Labor Regulation 2510.3-102. The Company will file Form 5330 with the IRS and pay the required excise tax on the transaction. In addition, participant accounts will be credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis.

Note 7 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2007 and 2006:

(Dollars in Thousands)	December 31, 2007	December 31, 2006
Net Assets Available for Benefits per the Financial Statements	$276,542	$268,936
Less: Adjustment from Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	(370)	(1,326)

Total Assets per the 5500	$276,172	$267,610

The following is a reconciliation of Total Additions to Net Assets per the financial statements to Total Income per the Form 5500 for the year ended December 31, 2007:

(Dollars in Thousands)	December 31, 2007
Total Additions to Net Assets per the Financial Statements	$47,295
Less: Adjustment from Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	956

Total Income per the 5500	$48,251

Unitrin, Inc. 401(k) Savings Plan

Form 5500, Schedule H, Part IV, Question 4a—

Delinquent Participant Contributions

For the Year Ended December 31, 2007

EIN #: 95-4255452

PLAN #: 003

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions
$2,287	$2,287

Note:	The Plan sponsor is correcting these contributions in 2008 outside of the Voluntary Fiduciary Correction Program.

See Accompanying Report of Independent Registered Public Accounting Firm.

Unitrin, Inc. 401(k) Savings Plan

Schedule of Assets (Held at End of Year)

As of December 31, 2007

(Dollars in Thousands)

EIN #: 95-4255452

PLAN #: 003

Party-in-interest	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
	Invesco Stable Value Trust	Collective Trust	$47,029
	Janus Overseas Fund	Mutual Fund Shares	38,632
*	Dreyfus Appreciation Fund, Inc.	Mutual Fund Shares	25,275
*	Unitrin Stock Fund	Common Stock	23,305
*	Wells Fargo S&P 500 Index Fund G	Collective Trust	19,863
	American Funds Growth Fund of America R5	Mutual Fund Shares	19,336
	PIMCO Total Return Instl Fund	Mutual Fund Shares	15,444
	Van Kampen Equity and Income I Fund	Mutual Fund Shares	14,869
	Allianz CCM Mid Cap Instl Fund	Mutual Fund Shares	12,566
	Janus Small Cap Value Instl Fund	Mutual Fund Shares	12,476
*	Wells Fargo Stable Return Fund G	Collective Trust	11,597
	Hotchkis and Wiley Large Cap Value I Fund	Mutual Fund Shares	10,045
	Goldman Sachs Mid Cap Value Instl Fund	Mutual Fund Shares	5,381
	Baron Small Cap Fund	Mutual Fund Shares	3,897
	Fidelity Advisor Freedom 2020 I	Mutual Fund Shares	2,224
	Fidelity Advisor Freedom 2010 I	Mutual Fund Shares	1,512
	Fidelity Advisor Freedom 2030 I	Mutual Fund Shares	1,506
	Fidelity Advisor Freedom 2040 I	Mutual Fund Shares	1,464
	Fidelity Advisor Freedom Inc I	Mutual Fund Shares	669
*	Participants	Participant Loans (5.0% - 9.5% Maturing 2008 to 2015)	8,849

			$275,939

*	This party is known to be a party-in-interest to the Plan.

See Accompanying Report of Independent Registered Public Accounting Firm.

Pursuant to the requirements of the Securities Exchange Act of 1934, Unitrin, Inc., as plan administrator of the Unitrin, Inc. 401(k) Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITRIN, INC. 401(k) SAVINGS PLAN

By:	Unitrin, Inc.

/s/ Richard Roeske
Richard Roeske
Vice President

June 27, 2008